EXHIBIT 99.2

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of

NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: March 13, 2013

BELL CANADA
By:	(signed) Karyn A. Brooks
Name:	Karyn A. Brooks
Title:	Senior Vice-President and Controller

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)
For the periods ended December 31, 2012 and 2011
 (in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51 -102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc. ’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc. ’s audited consolidated financial statements for the year ended December 31, 2012.

For the periods ended December 31:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE CONSOLIDATED
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Operating Revenues	–	–	19,977	19,498	–	–	(2)	(1)	19,975	19,497
Net earnings from continuing operations attributable to owners	2,763	2,340	2,698	2,316	–	–	(2,698)	(2,316)	2,763	2,340
Net earnings attributable to owners	2,763	2,340	2,698	2,316	–	–	(2,698)	(2,316)	2,763	2,340

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE CONSOLIDATED
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total Current Assets	1,449	1,696	3,916	4,177	53	53	(1,507)	(1,754)	3,911	4,172
Total Non-current Assets	13,302	12,792	30,491	29,448	21	21	(6,757)	(7,013)	37,057	35,248
Total Current Liabilities	593	644	7,655	7,887	–	–	(1,503)	(1,752)	6,745	6,779
Total Non-current Liabilities	283	67	18,555	17,167	–	–	660	648	19,498	17,882

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.